

March 20, 2024

Gary Swidler
President and Chief Financial Officer
Match Group, Inc.
8750 North Central Expressway, Suite 1400
Dallas, Texas 75231

>   **Re: Match Group, Inc.**
>   **Form 10-K for the Fiscal Period Ended December 31, 2023**
>   **Form 8-K filed January 30, 2024**
>   **File No. 001-34148**

Dear Gary Swidler:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Period Ended December 31, 2023

Notes to the Consolidated Financial Statements, page 62

1.   We note you have a Chief Operating Officer for Tinder, Hinge, Match Group (Asia), and Evergreen & Emerging Brands. Tell us how those leaders align with your segment structure. Disclose the factors used to identify your reportable segments, including whether operating segments have been aggregated. We refer to the guidance in ASC 280-10-50-21. Also, please describe the disaggregated financial information the CODM receives, the frequency it is provided, and how it is used by the CODM. In your response, specifically tell us what financial information the CODM receives about each business / brand, if any. Finally, tell us what disaggregated financial information is provided to the Board of Directors.

<u>Note 16 - Consolidated Financial Statement Detail, page 91</u>

2. We note you reported legal settlement costs, an operating expense, within the income statement line-item "Other income (expense) net" below "Operating Income." Separately report operating and non-operating expenses on your income statement and clearly identify them as such, pursuant to Rule 5-03 of Regulation S-X.

<u>Form 8-K filed January 30, 2024</u>

<u>Exhibit 99.1, page General</u>

3. We note your presentation of a non-GAAP measure, free cash flow. Please tell us your consideration of providing disclosures required by Item10(e)(1)(i) of Regulation S-K, including a reconciliation from the most directly comparable measure calculated in accordance with GAAP.

4. We note you have provided several forward-looking non-GAAP measures, but have not provided quantitative reconciliations to the most directly comparable GAAP financial measures. Please revise your presentation in future filings to provide the required reconciliations, or, if relying on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K, provide the reason such reconciliation has not been provided, the information that is not available, and the significance of that information. Refer to Question 102.10(b) of the non-GAAP C&DI.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology